UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated January 28, 2016

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 — 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒             Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐            No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

January 28th, 2016 Conference Call – 4Q15

2 Disclaimer The information contained in this presentation may include statements which constitute forward-looking statements, as defined by Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve a certain degree of risk uncertainty with respect to business, financial, trend, strategy and other forecasts, and are based on assumptions, data or methods that, although considered reasonable by the company at the time, may be incorrect or imprecise, or may not be possible to realize. The company gives no assurance that expectations disclosed in this presentation will be confirmed. Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements, due to a variety of factors, including, but not limited to, the risks of international business and other risks referred to in the company’s filings with the CVM and SEC. The company does not undertake, and specifically disclaims any obligation to update any forward-looking statements, which are valid only for the date on which they are made.

3 Agenda Horizonte 2 project Key highlights Pulp market 4Q15 results Cash production cost Indebtedness Net results 2015 Free cash flow ROE and ROIC Dividends 4 5 6 7 9 10 11 12 13 8

Horizonte 2 Project 4 Main progress 4Q15: * Considering creep capacity of 100 thousand t/year. Civil works beginning Purchase of forestry equipments Funding already structured with competitive and long-term credit lines. Public concession awarded for pulp terminal at Santos port.

Key Highlights 5 Financial Performance Net debt of US$2.8 billion Leverage in US$ at 1.78x, below financial policy limits Investment Grade rating granted by Moody’s and affirmed by S&P and Fitch, all with stable outlook. Launch of a Dividend Policy and extraordinary dividend payment of R$ 2.0 billion Pulp Market Operational Results 4Q15: Net revenue: R$2,985 million EBITDA: R$1,623 million EBITDA margin: 54% FCF(1): R$866 million 2015: Net revenue: R$10,081 million EBITDA: R$5,337 million EBITDA margin: 53% FCF(1): R$2,865 million (1) Not considering dividend payments, capex related to Horizonte 2 project and land deal in December 2015. Sales volume of 1,308 thousand tons in 4Q15, 1% more than period output Asia accounted for 20% of net revenues in 4Q15, compared to 23% in 4Q14 7% increase on global eucalyptus pulp demand in 2015 (+1.2 million tons) record

Pulp Market 6 (1) Source: PPPC World 20 – December/2015 2015 vs. 2014 (1) Source: PPPC World 20 – December/2015 Days of Supply Dec./15: 39 days Nov./15: 40 days Dec./14: 36 days Shipments of Eucalyptus Pulp (1) Producer Inventories – Hardwood (1) Net Revenues by Region - Fibria BHKP Downtimes in 4Q15 (1) (360) (290) (529) (1,179) 2015 (2) (1) Source: ABTCP and Fibria (2) No permanent closures occured in 2015. 0 10 20 30 40 50 60 05 06 07 08 09 10 11 12 13 14 15 1,232 kt 90 kt 330 kt 611 kt 201 kt 7% 5% 5% 14% 4% Total North America Western Europe China Others 37% 36% 40% 42% 30% 31% 27% 29% 25% 26% 23% 20% 9% 8% 10% 9% 4Q12 4Q13 4Q14 4Q15 Europe North America Asia Brazil and Others (423) (229) (139) (55) Total supply downtime Unexpected supply shortages Maintenance Downtimes - Abroad Maintenance Downtimes - Brazil

4Q15 Results 7 EBITDA (R$ million) and EBITDA Margin (%) – FX Sensitivity EBITDA (R$ million) EBITDA Margin Average FX (BRL/USD) Average pulp price - FOEX Europe (USD/t) Pulp Production and Sales (000 t) Pulp Net Revenues (R$ million) Sales vs. production 906 1.007 1.157 1.551 1.623 4Q14 1Q15 2Q15 3Q15 4Q15 45% 50% 50% 56% 54% 734 749 779 803 803 2.54 2.87 3.07 3.54 3.84 1.982 2.761 2.962 4Q14 3Q15 4Q15 102% 102% 101% 1.381 1.275 1.297 1.410 1.298 1.308 4Q14 3Q15 4Q15 Production Sales

Cash Production Cost (R$/t) – 4Q15 8 2015 Average FX: 42% Inflation (IPCA): 10.7% Management initiatives gains partially offset the inflation impact US$186/t US$148/t

Indebtdeness 9 Net Debt/EBITDA (US$) Liquidity(1) and Debt Amortization Schedule (US$ Million) Average Tenor (months) and Cost of Debt(1) in US$ (% p.a.) Interest (US$) Net Debt/EBITDA (R$) (1) Considering the portion of debt in reais fully adjusted by the market swap curves at the end of each period. Net Debt (Million) and Leverage Total Debt and Interest Expenses (Million) (1) Not including US$212 million related to MTM hedging transactions. 2.70 2.07 2.06 2.40 1.58 1.78 8.327 12.526 12.744 3.135 3.153 3.264 Dec/14 Sept./15 Dec/15 R$ US$ 7.549 9.578 11.015 2.842 2.411 2.821 Dec/14 Sept/15 Dec/15 R$ US$ 55 51 51 Dec/14 Sep/15 Dec/15 4.3 3.3 3.3 655 498 275 274 477 812 299 485 25 11 606 Liquidity 2016 2017 2018 2019 2020 2021 2022 2023 2024 Pre-payment BNDES ECN ACC/ACE Voto IV Bonds ARC and Others Total Cash on hand Revolver 1,153

Net Results (R$ million) – 2015 10 (1) Excluding the non-recurring effects, the 2015 net income would have been R$2,491 million. Dividend proposal of R$300 million, representing 87% of net income. 5.337 357 (3.033) (830) (338) 518 (1.892) 595 Adjusted EBITDA FX Debt MtM Hedge Net Interest Deprec., amortiz.and depletion Taxes Others Net Income Non - recurring effects (1) Includes other exchange rate/ monetary variations , other financial income / expenses and other operating income / expenses . ? ?

Free Cash Flow – FCF 11 FCF 2015 (R$ million) (2) FCF Evolution(1) (R$ million) and Average FX Not considering dividend payments, capex related to the Horizonte 2 Project and the land acquisition in December 2015. Not considering dividend payments. Includes other financial results. Land deal H2 (3) FCF yield in BRL = 10.0% in US$ = 11.4% 384 493 1.122 866 1Q15 2Q15 3Q15 4Q15 FCF 2.87 3.07 3.54 3.84 Average FX (R$/US$) 5,337 2,865 2,121 (1,614) (298) (504) (76) 20 (744) Adjusted EBITDA Capex (ex-H2 project & land deal) Net Interest Working Capital Taxes Others FCF (ex-H2 project & land deal) Capex H2 & land deal FCF

ROE and ROIC (R$) 12 ROE = Adjusted EBIT(1)/ Equity before IAS 41(2) ROIC = Adjusted EBIT(3)/ Invested Capital before IAS 41(2) Adjusted EBITDA – Capex (excluding Horizonte 2 project and land acquisition in December/2015) – Net Interest – Taxes International accounting standards for biological assets. Adjusted EBITDA – Capex (excluding Horizonte 2 project and land acquisition in December/2015) – Taxes Average FX 1.67 1.95 2.16 2.35 3.34 3.84 1.67 1.95 2.16 2.35 3.34 Average FX 3.84 4.8% 3.4% 5.7% 6.2% 25.1% 32.0% 2011 2012 2013 2014 2015 Annualized 4Q15 US$ 3.9% 6.9% 9.2% 8.0% 22.8% 29.2% 2011 2012 2013 2014 2015 Annualized 4Q15 US$

Dividends 13 Management proposal for 2016 OGM: Dividend yield* in 2015 = 7.5% * Considering dividend of R$149 million paid in May and R$ 2 billion paid in December on Market Cap. as of December 31st, 2015. Mandatory dividend: R$81.3 million Additional dividend: R$218.7 million Dividend policy states that in addition to the dividend proposed for the OGM, management can propose an extraordinary dividend throughout the year according to free cash flow generation and without jeopardizing credit metrics. OGM date: April 27th, 2016 Total dividend proposal: R$300.0 million

14 Investor Relations: Website: www.fibria.com.br/ri E-mail: ir@fibria.com.br Phone: +55 11 2138-4565

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 28, 2016

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO